EXHIBIT 99.1 Press Release of Clear Channel Communications, Inc. issued June 6, 2000

For Immediate Release


                             CLEAR CHANNEL ANNOUNCES
                        EURO-DENOMINATED BOND TRANSACTION

San Antonio, Texas, June 6, 2000 Clear Channel Communications Inc. announced today that it will issue Euro-denominated bonds. The transaction will likely be in global format and is expected to have a medium-term maturity. A European roadshow is planned and further details will be announced within the next several weeks. ABN AMRO and Deutsche Bank will joint lead-manage the transaction.

About Clear Channel Communications Clear Channel Communications, Inc. (www.clearchannel.com), is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 37 countries around the world. Clear Channel operates more than 700,000 outdoor advertising displays, including billboards, street furniture and transit panels. Including announced transactions, Clear Channel also operates 874 radio and 19 television stations in the United States and has equity interests in over 240 radio stations internationally. Clear Channel owns market leading national companies including Dauphin of France, Jolly of Italy, More Group of the UK and Plakanda of Switzerland. The company also owns radio stations including Radio 1 of Norway, Radio 2 of Denmark and Jazz FM of the UK. The company is rated Baa3 with a positive outlook by Moody's and BBB- by S&P.

Certain statements in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.